Life Science Institute LLC

ANNUAL REPORT

3301 Salterbeck Street, Suite 102
Mount Pleasant, SC 29466
(800) 975-9606
https://www.healthycell.com/

This Annual Report is dated April 29, 2026.

BUSINESS

Healthycell is a private nutrition company that sells dietary supplements in a new delivery format marketed as MICROGEL, replacing traditional tablets, capsules, and powders.

Based on advanced food science, MICROGEL is designed to provide maximum bioavailability in a pill-free experience. Healthycell aims to change the way people take supplements, especially for those who are pill-averse. Healthycell offers multiple lines of supplements targeting different customers for different needs.

Previous Offerings

Name: B-1 Preferred
Type of security sold: Equity
Final amount sold: $2,250,000.00
Number of Securities Sold: 14,155,183
Use of proceeds: Investment in Wellomics LLC ($225k); IP Development ($563k); Inventory ($124k); Clinical Studies ($100k); Marketing and Branding ($1,126k); Capital Raising costs ($112k)
Date: November 21, 2018
Offering exemption relied upon: 506(b)

Name: B-2 Preferred

Type of security sold: Equity
Final amount sold: $400,000.00
Number of Securities Sold: 2,137,894
Use of proceeds: Inventory
Date: February 26, 2020
Offering exemption relied upon: 506(b)

Name: Class A Bridge Preferred
Type of security sold: Equity
Final amount sold: $1,618,009.00
Number of Securities Sold: 8,629,386
Use of proceeds: Marketing, Launching Consumer Test Kits, Inventory
Date: September 02, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Year ended December 31, 2025, compared to year ended December 31, 2024
Revenue
Revenue for year ended December 31, 2025, was $11,599,761 as compared to
$9,988,255 for the year ended December 31, 2024. The increase of approximately $1,612,000 (16%) resulted, primarily, from revenue generated from greater customer retention while we continued to scale ad spend and customer acquisition. Customer loyalty continues to drive the business.

Cost of sales
Cost of sales for the year ended December 31, 2025, amounted to $3,292,185 as compared to $2,852,070 for the year ended December 31, 2024. Our Margins remain at approximately 69% for both years.
Expenses
The Company's operating expenses consist primarily of sales and marketing expenses, general and administrative expenses and research and development expenses. During the year ended December 31, 2025,

our operating expenses totaled $8,625,986, which is an increase of approximately $2,058,000 over our total operating expenses of $6,567,670 for the year ended December 31, 2024.

During the year ended December 31, 2025, we increased our sales and marketing expenses by approximately $1,411,000. Our ad spend increased by approximately $1,110,000, our cost of marketing samples increased by $104,000, our branding costs increased by $82,000 and our Ad Agency costs increased by $62,000 during the year ending December 31, 2025 as compared to the year ended December 31, 2024.

Our selling expenses increased by $316,000 during 2025 as compared to 2024, or 15%.   The increase is in line with the increase in our revenue increase.

Liquidity and cash flow:

Net cash used in operating activities was $979,342 in 2025 as compared to net cash used in operating activities of $450,487 in 2024, primarily reflecting our ongoing operating losses, partially offset by non-cash adjustments of shared based compensation and amortization of capitalized interest.

Net cash provided by investing activities was $1,434,651 in 2025, primarily related to proceeds from capital raises, offset by repayments of loan payable.

Net cash provided by financing activities was $1,434,651 in 2025, primarily related to proceeds from capital raises, offset by repayments of loan payable, as compared with net cash provided by financing activities of $659,337 during 2024.

As of December 31, 2025, we had cash and cash equivalents of $1,109,392 and a working capital surplus of $1,663,939.

During the year ended December 31, 2025 we raised capital totaling $2,111,500 from several private equity funds. During the year ended December 31, 2024 we raised capital totaling $1,232,723 from several private equity funds and individual investors.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 1,109,392.

Debt

Creditor: PayPal Loan
Outstanding balance: $20,557.00
Interest rate: 6.9%

Creditor: Amazon lending loan
Outstanding balance: $9,446.00
Interest rate: 6.75%

Creditor: CELTIC BANK- SBA PPP Loan
Outstanding balance: $63,402.00
Interest rate: 1%

Creditor: SBA EIDL Loan
Outstanding balance: $155,000.00
Interest rate: 3.75%

Creditor: Vincent C. Giampapa M.D
Outstanding balance: $47,900.00
Interest rate: 0%
Material terms: The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2020 and December 31, 2019, outstanding balance of shareholder loans amounted to $47,900 and $59,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Douglas V. Giampapa
Douglas V. Giampapa's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
•   Position: Founder & CEO
•   Dates of Service: October 2015 — Present
•   Responsibilities: Leadership, management, and accountability to improve the company's growth, profitability, and ultimate exit. Salary: $132,000 plus bonus based on company sales.
•   Position: Board Member

- Dates of Service: October 2015 — Present
- Responsibilities: Overseeing the direction of the company.

Other business experience in the past three years:

- Employer: Griffin Capital Group Ltda

Title: Lead Developer for Dorada

Dates of Service: January 2008 — Present

Responsibilities: Oversees property development team to keep permits valid. It requires approximately 1 hour per month of time.

Name: Joseph E. Rolston

Joseph E. Rolston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Finance
- Dates of Service: February 2013 — Present
- Responsibilities: Joseph manages the company's finances, including accounting, budgeting, reporting, forecasting, and tax compliance. He also monitors the company's financial credit and access to debt. As VP of Finance for Healthycell, my compensation is $86,000 per annum and I was issued 477,895 options under the Healthycell Employee Incentive Plan.

Other business experience in the past three years:

- Employer: Job Right Consulting, Inc.

Title: Owner & President

Dates of Service: May 2011 — Present

Responsibilities: Joseph works as a financial consultant with a wide array of responsibilities for contracted scopes of work.

Name: Vincent C. Giampapa MD

Vincent C. Giampapa MD's current primary role is with RMI Investment Group, LLC. Vincent C. Giampapa MD currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Manager on Management Committee
- Dates of Service: January 2012 — Present
- Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Vincent does not currently receive salary compensation for this role.
- Position: Chief Product Formulator
- Dates of Service: January 2012 — Present
- Responsibilities: Formulation of dietary supplement products.

Other business experience in the past three years:

- Employer: Maximum Human Performance, LLC

Title: Scientific Advisor

Dates of Service: January 2011 — Present

Responsibilities: Advise on science-related matters and product formulas.
- Employer: Jeunesse Global, Inc.

Title: Spokesperson, Product Formulator, and Scientific Advisor

Dates of Service: June 2011 — Present

Responsibilities: Customer education and product formulation.
- Employer: Optigenex, Inc.

Title: Board Member, Chief Science Officer

Dates of Service: August 2017 — Present

Responsibilities: Oversee the direction of the company.
- Employer: RMI Investment Group, LLC

Title: Founder and Chief Medical Officer

Dates of Service: January 2020 — Present

Responsibilities: Oversee the treatments of patients.

Name: Pen

Peng Ye's current primary role is with EHE Fund. Peng Ye currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Manager of Management Committee
- Dates of Service: January 2018 — Present
- Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Peng does not currently receive salary compensation for this role.

Other business experience in the past three years:
- Employer: EHE Fund

Title: Founding General Partner

Dates of Service: January 2015 — Present

Responsibilities: Oversee fundraising and investments.

Name: Jonathan Smiga

Jonathan Smiga's current primary role is with Keen Growth Capital. Jonathan Smiga currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:
- Position: Manager on Management Committee
- Dates of Service: July 2021 — Present
- Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Jonathan does not currently receive salary compensation for this role.

Other business experience in the past three years:
- Employer: Keen Growth Capital

Title: Managing Partner

Dates of Service: January 2012 — Present

Responsibilities: Oversee fundraising and investments and portfolio companies.

_____

Name: Michael Nobel, PhD
Michael Nobel, PhD's current primary role is with Nobel Sustainable Trust. Michael Nobel, PhD currently services approximately 1 hour(s) per week in their role with the Issuer.
Positions and offices currently held with the issuer:
•   Position: Manager on Board of Managers
•   Dates of Service: January 2018 — Present
•   Responsibilities: Oversee the direction of the company and vote on decisions requiring a vote by the Management Committee. Michael does not currently receive salary compensation for this role.
Other business experience in the past three years:
•   Employer: Nobel Sustainable Trust
Title: Manager
Dates of Service: January 2018 — Present
Responsibilities: Oversee the trust management.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Class A
Stockholder Name: Douglas V. Giampapa
Amount and nature of Beneficial ownership: 7,496,950
Percent of class: 20%

Title of class: Common Class B
Stockholder Name: Douglas V. Giampapa
Amount and nature of Beneficial ownership: 267,125
Percent of class: 20%

Title of class: B-2 Preferred
Stockholder Name: Douglas V. Giampapa
Amount and nature of Beneficial ownership: 267,237
Percent of class: 20%

Title of class: Class A Bridge Preferred
Stockholder Name: Douglas V. Giampapa
Amount and nature of Beneficial ownership: 1,200,000
Percent of class: 20%

Title of class: Common Class A
Stockholder Name: Vincent C. Giampapa, MD
Amount and nature of Beneficial ownership: 7,929,000
Percent of class: 40%

Title of class: Common Class B
Stockholder Name: Vincent C. Giampapa, MD
Amount and nature of Beneficial ownership: 267,125
Percent of class: 40%

Title of class: B-2 Preferred
Stockholder Name: Vincent C. Giampapa, MD
Amount and nature of Beneficial ownership: 1,870,657
Percent of class: 40%

Title of class: Class A Bridge Preferred
Stockholder Name: Vincent C. Giampapa, MD
Amount and nature of Beneficial ownership: 1,200,000
Percent of class: 40%

RELATED PARTY TRANSACTIONS

Name of Person: Dr. Vincent Giampapa
Relationship to Company: Director
Nature / amount of interest in the transaction: The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers. We anticipate this commission arrangement to continue. In addition, The Company received loans from one of the shareholders, Dr. Vincent Giampapa, which bears no interest rate and has no maturity date defined. As of December 31, 2020 and December 31, 2019, outstanding balance of shareholder loans amounted to $47,900 and $59,900, respectively. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.
Material Terms: The Company paid to one of the owners and doctor, Dr. Vincent Giampapa commissions in the amount of $6,662 and $5,291 in return for selling product to his customers. We anticipate this commission arrangement to continue.

OUR SECURITIES

The Company has authorized B-1 Preferred, Class A Bridge Preferred, Common Class A, Common Class B, B-2 Preferred, Common Class C, Common Class E, and NewChip Accelerator Warrants.

B-1 Preferred
• Authorized: 14,155,183
• Outstanding: 14,155,183
• Voting Rights: This class of security is represented by 1 manager of a 5-member Board of Managers.
• Material Rights: For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.
Class A Bridge Preferred
• Authorized: 8,629,386
• Outstanding: 8,629,386
• Voting Rights: This class of security is represented by 3 managers of a 5-member Board of Managers.
• Material Rights: For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.
Common Class A
• Authorized: 18,150,050
• Outstanding: 18,150,050
• Voting Rights: This class of security is represented by 3 managers of a 5-member Board of Managers.
• Material Rights: For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.
Common Class B
• Authorized: 3,075,375

• Outstanding: 3,075,375
• Voting Rights: This class of security is represented by 2 managers of a 5-member Board of Managers.
• Material Rights: For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.
B-2 Preferred
• Authorized: 2,137,894
• Outstanding: 2,137,894
• Voting Rights: This class of security is represented by 2 managers of a 5-member Board of Managers.
• Material Rights: For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.
Common Class C
• Authorized: 5,604,367
• Outstanding: 137,700
Common Class E
• Authorized: 3,689,650
• Outstanding: 0
• Material Rights: For other material rights, please also refer to the Company's Amended and Restated Operating Agreement attached as Exhibit F.
NewChip Accelerator Warrants
• Amount Outstanding: $250,000.00
• Conversion Type: Class A Bridge Preferred
• Conversion Trigger: At option of holder
• Valuation Cap: $8,500,000.00
• Material Rights: The warrant is for 1,333,333 units at $0.1875 per unit based on a $250,000 option to invest.

What it means to be a minority holder

As a minority holder of Class E Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a units offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each units being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per units (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class E Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class E Common Units purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class E Common Units in the amount of up to $1,069,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently developing new products and unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class E Common Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors and Preferred Unitholders of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and the inability to raise future capital may cause the Company to fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Life Science Institute LLC d/b/a Healthycell was formed on 1/24/2012. The Company has a limited history selling its current product line upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Science Institute LLC d/b/a Healthycell has incurred a net loss since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, internet domain names, trade secrets, and has a license to a patent-pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company, and the Company may not have sufficient capital to properly protect its intellectual property.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company has a license to a patent pending that may not be awarded a patent by the USPTO.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the service of the Company or in its computer systems could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Life Science Institute LLC

By /s/ *DOUGLAS GIAMPAPA*

Title: CEO

By /s/ *DOUGLAS GIAMPAPA*

Name: <u>DOUGLAS GIAMPAPA</u>

Title: CEO

By /s/ *JOSEPH ROLSTON*

Name: <u>JOSEPH ROLSTON</u>

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

LIFE SCIENCE INSTITUTE LLC

d/b/a HEALTHYCELL

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(UNAUDITED)

LIFE SCIENCE INSTITUTE LLC
d/b/a Healthycell
Balance Sheets
For the years ended December 31.
(Unaudited)

	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,109,392	$ 654,083
Accounts receivable	186,758	151,719
Inventory	2,030,549	1,186,893
Other Current Assets		
Prepaid expenses	28,414	45,333
Total Current Assets	3,355,112	2,038,028
Other Assets		
Loan receivable	140,000	140,000
Intellectual property	578,000	578,000
Total Other Assets	718,000	718,000
TOTAL ASSETS	$ 4,073,112	$ 2,756,028.2
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 1,064,902	$ 136,460
Accrued expenses	422,280	484,978
Unearned revenue	173,535	170,000
Current portion of long term debt	30,456	656,200
Total Current liabilities	1,691,173	1,447,638
Loans payable - long term	468,361	480,067
Total Liabilities	2,159,534	1,927,705
Members' Equity	1,913,578	828,322
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 4,073,112	$ 2,756,028

The accompanying footnotes are an integral part of these financial statements

LIFE SCIENCE INSTITUTE LLC
d/b/a Healthycell
Statements of Operations

		January 1, to December 31, 2025		January 1, to December 31, 2024
		(Unaudited)		(Unaudited)
Sales				
Product sales	$	11,438,867	$	9,790,057
Other sales		160,895		198,198
Gross sales		11,599,761		9,988,255
Sales discounts, Returns and Allowances		930,445		897,893
Net sales		10,669,317		9,090,362
Cost of goods sold		3,292,185		2,852,070
Gross profit		7,377,132		6,238,292
		69%		69%
Operating expenses				
Sales and marketing		6,586,443		5,174,688
Research and development		193,277		137,885
General and administrative		1,846,265		1,255,097
Total operating expenses		8,625,986		6,567,670
Operating loss		(1,248,854)		(329,378)
Other Expense		-		118,893
Interest Expense-net		25,128		210,615
Net loss	$	(1,273,981)	$	(658,886)

The accompanying footnotes are an integral part of these financial statements.

	LIFE SCIENCE INSTITUTE LLC	
	d/b/a Healthycell	
	Statements of Changes in Members' Equity	
	Unaudited	
	January 1, to December 31, 2025	**January 1, to December 31, 2024**
Balance - Beg	$ 828,322	$ (7,115)
Capital contributions	2,111,500	1,232,723
Share-based compensation	247,737	261,600
Net Loss	(1,273,981)	(658,886)
Balance - End	$ 1,913,577	$ 828,322

The accompanying footnotes are an integral part of these financial statements.

d/b/a Healthycell
Statements of Cash Flow
For the years ended December 31,
Unaudited

	2025	2024
Cash flow used in operations:		
Net loss	$ (1,273,981)	(658,886)
Non cash items		
Amortization of capitalized interest	39,400	180,516
Share based compensation	247,737	261,600
(Increase)/decrease:		
Accounts receivable	(35,040)	25,762
Inventory	(843,656)	(55,252)
Prepaid expenses	16,919	(19,765)
Increase/(decrease):		
AP and accrued expenses	869,279	(184,462)
	(979,342)	(450,487)
Financing activities		
Proceeds from capital raises	$ 2,111,500	1,232,723
Proceeds from loans payable	-	1,205,000
Repayment of loans payable	(676,850)	(1,778,386)
	1,434,651	659,337
Increase/(decrease) in cash	455,309	208,850
Cash balance at beginning	654,083	445,233
Cash balance at end	$ 1,109,392	$ 654,083
Supplement disclosures of cash flow information:		
Cash paid during the year for interest	$ 58,578	$ 223,652

The accompanying footnotes are an integral part of these financial statements.

Life Science Institute LLC

d/b/a Healthy Cell

NOTES TO FINANCIAL STATEMENTS

FOR YEARS ENDED TO DECEMBER 31, 2025 AND DECEMBER 31, 2024

(Unaudited)

1. NATURE OF OPERATIONS

Life Science Institute LLC DBA Healthycell was formed on August 7, 2012 in the State of Delaware. The financial statements of Life Science Institute LLC DBA Healthycell (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mount Pleasant, South Carolina.

Healthycell is a nutrition company with a dietary supplement line that uses patent-pending MICROGEL™ technology designed to deliver nutrients you can absorb and results you can measure in a pill-free experience. By solving the challenges of traditional tablets, capsules, and powders, Healthycell is changing the way people take supplements, especially for pill-averse people.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash and cash equivalents exceeded FDIC and SIPC insured limits by approximately $500,000.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. During the years ended December 31, 2025 and 2024, the Company did not record any provisions for bad debts. On December 31, 2025 and 2024, the allowance for doubtful accounts totaled $46,837 and $46,837 respectively.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture & Fixtures	5 Yrs.
Computer Hardware	5 Yrs.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its acquired license agreement. The license has indefinite life and thus they are not subject to amortization. It's evaluated for impairment on an annual basis.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation. Income is principally comprised of revenues earned by the Company as part of the sale of its dietary supplements. Cost of sales Costs of goods sold include the ingredients, manufacturing, packaging and supplies, cost of retail product, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2025 and December 31, 2024 amounted to $3,413,000 and $2,097,000, respectively, which are included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the BlackScholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The Company assesses new accounting standards on an ongoing basis. Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

3.   INVENTORY

Inventory consists of finished goods totaling $1,965,243 and $1,084,087, and, packaging materials totaling $65,000 and $103,000, on December 31, 2025 and 2024, respectively.

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Accrued expenses consist of the following items:

	2025		2024
Royaoties	$ 229,860	$	177,998
Shipping and handling	37,257		46,531
Legal	15,969		17,705
Advertising	27,627		57,900
Payroll	77,371		144,363
Sales taxes	6,809		12,545
Other	27,387		27,936
	$ 422,280	$	484,978

5. PROPERTY AND EQUIPMENT

As of December 31, 2025, and December 31, 2024, property and equipment consists of:

	2025	2024
Furniture & Fixtures	$ 38,355	$ 38,355
Computer Hardware	7,333	7,333
Property and Equipment, at Cost	45,688	45,688
Accumulated depreciation	(45,688)	(45,688)
Property and Equipment, Net	$ 0	$ 0

Depreciation expense for property and equipment for the fiscal year ended December 31, 2024, and 2023 amounted to $0 and $0, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2025, and December 31, 2024, intangible asset consists of:

	2025	2024
License agreement	$ 578,000	$ 578,000
Intangible assets, at cost	578,000	578,000
Accumulated amortization	-	-
Intangible assets, Net	$ 578,000	$ 578,000

7. MEMBERS' EQUITY

As of December 31, 2025 and 2024, the ownership percentages of the members are as follows:

Members Name	Ownership Percentage, December 31, 2025	Ownership Percentage, December 31, 2024
Douglas V. Giampapa	26.33%	19.83%
Essential Wellness, LLC	3.03%	4.01%
Front Porch Fund 2, LP	1.84%	1.97%
Global Health Indistry Share Co., Ltd	1.57%	3.76%
Goldea, Inc.	1.18%	1.27%
John C. Malone	4.46%	4.78%
Keen Growth Capital CIF Fund II LP	6.00%	7.05%
Keen Growth Capital Fund II LP	4.58%	4.95%
Michael Costello	1.39%	1.32%
Natureza Opportunity Fund I LP	5.59%	0.00%
Start Engine SPV	0.99%	1.74%
StartEngine Corporate	0.03%	0.00%
Success Asis (Hong Kong) LTD	15.79%	16.90%
The Ember Fund II LP	2.77%	2.30%
VentureSouth Angel Fund V LP	0.70%	0.00%
VentureSouth Angel Fund VI LP	0.39%	0.00%
VentureSouth Investments D LLC	1.60%	2.47%
VentureSouth Mallard Fund LLC	1.56%	0.00%
VentureSouth Vicinity 1 LLC	0.50%	0.00%
Vincent C. Giampapa	11.94%	21.14%
XML III LLC	1.89%	2.02%
All others (less than 1% ea.)	5.86%	4.51%
	100.00%	100.00%

8. UNIT-BASED COMPENSATION

The Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 7,136,367 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2025	2024	2023	2022	2021
Expected life (years)	10	10	10	10	10
Risk-free interest rate	3.48%	4.16%	4.80%	3.00%	1.50%
Expected volatility	75%	75%	75%	75%	75%
Annual dividend yield	0%	0%	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options. The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards	Weighted Exercise Price	Weighted Average Contract term
Outstanding at December 31, 2019	2,341,219	$0.12	8.6
Granted	617,122	$0.19	
Exercised	(351,579)	$0.19	
Outstanding at December 31, 2020	2,606,762	$0.17	8.0
Granted	1,744,056	$0.20	
Outstanding at December 31, 2021	4,350,818	$0.18	8.2
Granted	730,750	$0.28	
Outstanding at December 31, 2022	5,081,568	$0.19	8.4
Granted	1,075,573	$0.26	
Expired/Cancelled	(200,000)	$0.19	
Outstanding at December 31, 2023	5,957,141	$0.20	8.6
Granted	996,190	$0.33	
Exercised	(68,000)	$0.19	
Expired/Cancelled	(132,000)	$0.19	
Outstanding at December 31, 2024	6,753,331	$0.22	8.8
Granted	150,000	$0.25	
Outstanding at December 31, 2025	6,903,331	$0.22	9.0

Unit option expense for the years ended December 31, 2025 and December 31, 2024 was $247,737 and $261,600, respectively.

9. DEBT

During the years ended December 31, 2025 and 2024, the Company has entered into certain the loans agreements.

The summary of the Company's loans, notes, and the terms as of December 31, 2025, is as follows:

Lender	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL	$ 30,456	$ 468,361	$ 498,817
Total	$ 30,456	$ 468,361	$ 498,817

During April 2026, the Company's loan from the SBA was fully paid.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025, and December 31, 2024 consists of the following:

		2025		2024
Net operating loss	$	(1,273,981)	$	(658,886)
Stock based compensation		247,737		261,600
Valuation allowance		1,026,244		397,286
Provision for income taxes	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased. On December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately $12,700,000. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company did not accrue interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company paid commissions to one of the owners, Dr. Vincent Giampapa, in the amounts of $4,975 and $6,497, during the years ended December 31, 2025, and 2024, respectively, in return for selling the Company's products to his customers.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through April 28, 2025, the date the financial statements were available to be issued. There have been no events or transactions during this time which would have a material effect on these financial statements.

Principal Executive Owner Certification

I, Douglas Giampapa_ (Print Name), the _Chief Executive Officer_(Principal Executive Officer) of Life Science Institute LLC d/b/a Healthycell_(Company Name), hereby certifies that the financial statements of Life Science Institute LLC_ (Company Name) and notes thereto for the periods ending December 31, 2025 (first Fiscal Year End of Review) and December 31, 2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended December 31, 2024, [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $9,090,362; taxable income of $ -97,747 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 28, 2026 (Date of Execution).

Douglas V Giampapa

_________________________ (Signature)

_______CEO___________ (Title)

_______April 28, 2025____ (Date)